                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



          Enviro-Clean of America, Inc.
--------------------------------------------------------------------------------
                          (Name of Small Business Issuer)

                 Nevada                                  88-0386415
-----------------------------------------     ----------------------------------
     (State or other jurisdiction of                   (I.R.S. Employer
          Identification No.)                    incorporation or organization)



211 Park Ave, Hicksville, NY                            11801
-----------------------------------------     ----------------------------------
(Address of principal executive officers)              (Zip Code)



Issuer's telephone number, (516) 931-4455
                           ----- --- ----

Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered


            None                                          None
-----------------------------------------     ----------------------------------

_________________________________________     __________________________________


Securities to be registered under Section 12(g) of the Act:


     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                                (Title of class)


________________________________________________________________________________
                                (Title of class)

                    ENVIRO-CLEAN OF AMERICA, INC.

            INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Description of Business.
         -----------------------

(a) Business Development

     Enviro-Clean of America, Inc. (the "Company") is engaged in the purchasing, marketing and distribution of sanitary and janitorial supplies and related paper products. The Company was incorporated in Nevada on December 9, 1997 with the stated business plan of engaging in the marketing and distribution of sanitary supplies and related paper products. Management of the Company believed that, in addition to internal expansion, substantial opportunities existed to expand the Company's business through strategic acquisitions. As of January 1, 1999, the Company acquired NISSCO/Sunline, Inc. ("NISSCO") a Florida based marketing group which acts as sales agent for a buying group consisting of over 170 sanitary/janitorial supply companies and NISSCO's NIPPCO division, which is a buying group for over 100 paper products distributors (NIPPCO and NISSCO are collectively referred to as "NISSCO"). As of January 1, 1999, the Company completed the acquisition of Kandel & Son, Inc. ("Kandel"), a 48-year old New York-based sanitary supply distribution company. NISSCO and Kandel are wholly owned subsidiaries of the Company. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.") Management of the Company intends to continue to expand the revenue base represented by NISSCO and Kandel, and to further increase revenues rapidly through a series of acquisitions identified by Company management.

(b) Business of Issuer

     The Company is a holding company, the principal assets of which are all the issued and outstanding capital stock of Kandel and NISSCO. Through Kandel and NISSCO, the Company engages in the purchasing, marketing and distribution of janitorial and sanitary supplies and related paper products nationwide. Management of the Company believes that the market for its products is characterized by a few large competitors and many small, profitable companies that could benefit considerably from economies of scale of being part of a larger organization. The Company intends to use its current businesses as a base from which to acquire profitable companies in the janitorial/sanitary supplies business across the United States, and possibly in Canada and to put into place management controls and systems to enable the combination of these companies to realize substantially greater growth and profitability than they are able to achieve under current management. This Section describes the market for the Company's products, the Company's current businesses, its proposed acquisition program and its projected financial structure and results.

A.  The Market for the Company's Products

     According to the International Sanitary Supply Association's most recent survey in 1995, the sanitary/janitorial distribution industry had $15.2 billion in sales. This was a 12% increase over the 1992 figures. The sale of chemical products (cleaners, degreasers, etc.) totaled $5.8 billion, or 38% of the market, followed by paper and plastics at $4.9 billion, and janitorial supplies and accessories with sales of $1.8 billion. The remainder consists of services and other related products.

     Demand for janitorial products in the United States has historically grown at a steady rate unrelated to overall trends in the economy. Traditionally, people who owned buildings cleaned their properties primarily motivated by appearance of the property. These motivations now include a significant concern for health and safety related issues.

     Industrial and manufacturing companies account for the largest customer group for janitorial goods. Sales to this category of customer are currently approximately $2.7 billion annually. This is followed by education, commercial properties, and health care at just under $2 billion each. The market opportunity covers restaurants/clubs, retail, residential, government, recreation, transportation, hotels/motels, and religious facilities.

     The overall market for sanitary/janitorial distributors is growing as customers are requesting their suppliers to carry more product and are looking for more services, including contract cleaning, training and education.

B.  Structure of the Industry and Competition

     The sanitary/janitorial supply industry, as are most distribution industries, is undergoing a period of consolidation. There are a few larger companies dominating the activity, but they are focused at the high end of the market, targeting companies with $50 million or more in annual revenues. Even with this activity, there is currently no one dominant player, as the largest competitor, has approximately 6% market share. Some consolidations are occurring at the middle levels, as medium-sized companies look for ways to compete with the larger corporations.

     In this environment, there are still a significant number of small, profitable sanitary/janitorial supply companies. These companies are finding more competition as a result of the industry activity. Though smaller in size, these companies often find an advantage in their local geographic market due to greater levels of service and niche products they can offer. However, these companies are seeing their competitive position erode due to economies of scale enjoyed by their larger competitors. Additionally, these companies tend to be "lifestyle" companies with fewer controls and professional management techniques.

     Management believes that consolidation in the janitorial/sanitary supplies industry will continue at a rapid rate for the foreseeable future due to industry characteristics including: (i) economies of scale that drive profitability, (ii) need for compliance with government regulations for safety and the environment, and (iii) the increased application of technology to monitor inventory, delivery schedules, ordering and related activities.

     While price is important from a customer standpoint, it is estimated that only 3% of the total cost of cleaning relates to costs of materials sold; the rest is labor, sales and marketing and delivery expense. Thus, from an economic viewpoint, service is increasingly important, especially concerning training and education to reduce labor costs.

     From the distributors' standpoint, the highest markup is on cleaning chemicals and specialty soaps as well as services. Profitability is driven by increasing the proportion of sales comprised of these revenue components. Delivery costs of janitorial supplies tend to make up a substantial percentage of cost of goods sold, so reducing the cost of delivery is a key goal along with inventory management.

     There are a number of government agencies that set standards and regulations on the use and handling of chemical products and for sanitary conditions. Included in these agencies are the Occupational Safety and Health Administration (OSHA) which regulates chemicals related to occupational safety, the Environmental Protection Agency (EPA) chartered to protect land, air, and water, and the Consumer Product Safety Commission (CPSC) which regulates use and labeling of chemicals and products. These agencies issue rulings that directly affect the practices and purchases of the sanitary/janitorial supplier's customers.

     Maintenance and distribution of many of the Company's products are subject to extensive regulation at the federal, state and local levels. In particular, the Company is subject to regulations involving storage of hazardous materials promulgated by the Federal Environmental Protection Agency and the Occupational Safety and Health Act. As such, the Company's business is dependent upon continued compliance with governmental regulations regarding the operations of the Company's facilities. The Company believes that it is in substantial compliance with all such regulations that are applicable to its business. However, failure to maintain and demonstrate compliance with all such regulations could result in the preclusion of handling certain product lines, result in mandated clean up expenditures, and could have a material adverse effect on the business and prospects of the Company.

     The overall wholesale distribution industry has been the second most active industry for mergers and acquisitions in recent years. This trend is expected to continue well past the year 2000 and be a major force affecting the janitorial/sanitary supply industry. Consolidators are attracted by the opportunities created by exploiting the potential economic advantages of bigger size or broader geographic reach. Even with the increased consolidation activity, the market remains highly fragmented.

     Also fueling industry consolidation is the push toward integrated supply. Customers are looking to simplify the purchasing process and reduce the number of suppliers with which they must interact. This has two key effects. First, it provides opportunities for distributors with the reach to supply to geographically dispersed customers. Second, it fuels the acquisition trend as large wholesale distributors look to expand their product lines.

     The janitorial/sanitary supply industry, as is true with most wholesale distributors, is just beginning to embrace the application of technology to improve operations and service levels. The most notable technology opportunities are the Internet, business intelligence applications, and supply chain management. The explosion of the Internet, as a low cost, ubiquitous communications channel, has created significant opportunities for those willing to embrace this new channel. It affords the opportunity to reach manufacturers and customers more efficiently and to streamline the acquisition process. Over 80% of sanitary supply manufacturers have Internet access, yet less than half of the distributors are on-line. The Internet allows customers to keep up-to-date on product offerings, order products more efficiently, and obtain valuable information regarding product use and safety. The Company intends to implement a company-wide, Internet based network linking all its distributors with the Company. The Company also intends to reach retail customers through an Internet-based electronic commerce program that would allow consumers to order products through the Company's website by using credit cards and receive next-day delivery through a nationally recognized overnight carrier service. The Company entered into a letter of intent with ResponseLogic, Inc. an internet marketing and electronic commerce company, to implement the Company's electronic distributor network and "e-commerce" program. The letter of intent expired as of April 31, 1999 and the parties have decided not to continue working together. The Company plans on implementing its initial e-commerce website in June of 1999 and has engaged consultants to complete the work necessary to implement this program.

     Business intelligence solutions are being used in every industry to improve customer service levels, implement overall cost controls, find new customers, specialize to remain competitive, and identify new product and service offerings. Key applications in this area include data warehousing, activity-based costing, customer profitability analysis, and sales force automation. One of the limiting factors in applying this technology is economy of scale. The smaller distributors cannot afford to invest the capital or time needed to gain the advantages business intelligence solutions can bring.

     The third area where technology is having a significant impact is in supply chain management. Many of the costs associated with wholesale distribution are contained in the movement and warehousing of products. Applications associated with logistics management, inventory management, warehouse management, and vendor managed inventory enable distributors to streamline their inventory, cut costs, and gain a competitive edge.

C.  The Company's Products, Sales and Marketing

     Kandel distributes approximately 1,000 janitorial/sanitary products to customers in the New York City metropolitan area, where it has been in business for 48 years. NISSCO serves as the purchasing agent for a marketing group consisting of over 270-member sanitary/janitorial/supply and related paper products companies which account for over $45 million in annual purchases of janitorial/sanitary supplies and related paper products.

     The combined businesses of the Company represent distribution of over 1,200 products to over 1,000 customers in all 50 states. The Company competes principally on the basis of price and value-added services such as next-day delivery, training, customer support and technological innovation in distribution.

     The Company purchases products from a wide variety of manufacturers. Management of the Company believes that virtually all of its products are available from multiple sources and the loss of one or even several sources would not have a material adverse effect on the Company's business. Similarly, the Company sells to over 800 customers, none of which accounts for more than 3% of the Company's sales on an annual basis. Accordingly, the Company is not overly dependent on any one or few customers.

D.   Competition

     The market for janitorial/sanitary supplies has only a few large, well capitalized competitors. As stated previously, no janitorial/sanitary supply industry player has more than 6% market share. The larger suppliers in the industry include:

          Unisource Worldwide
          W.W. Grainger
          Corporate Express
          ResourceNet International
          Waxie Sanitary Supply

Unisource Worldwide is the largest player in the industry, with less than 6% of the overall market. Unisource is followed by W.W. Grainger and other large industrial distributors including Corporate Express, ResourceNet International, and Waxie Sanitary Supply. Most of these corporations have multiple divisions, of which, sanitary/janitorial supply is only a part. While the larger distributors are the main competition, many of the independent janitorial/sanitary supply distributors still maintain a healthy and profitable local market share. Competition is, however, forcing prices down and leaving the independents more vulnerable. With only a few large competitors, over 90% of the overall market, based on total sales, is divided among over 20,000 smaller competitors.

     The larger competitors have competitive advantages over the Company in the economies they realize through centralized purchasing, the ability to carry extensive product lines to provide their customers with "one stop shopping" for all their janitorial/sanitary supplies, their ability to provide favorable payment terms to customers and their ability to realize broad-based efficiencies through the strategic implementation of information technology. Small companies tend to compete through provision of additional services such as superior, personalized service. In formulating its competitive strategies, management has come to the point of view that, while customers are looking for better pricing, they are often more motivated in their purchase decisions by customer service and value-added services. This is one of the key reasons why the smaller, independent distributors are still a major force within the industry. The relationships that exist and the service levels that can be offered by the smaller distributors keep customers loyal. Often, the small distributors provide a specialization or niche product that the larger distributors will not spend the time to provide. In being closer to their customers, the small distributors can and must provide value-added services, such as education and training, to maintain the needed profit margins.

E.  Acquisition Program

     The Company's objective is to build a strong presence in the janitorial/sanitary supplies distribution industry at a middle market level. Management intends to accomplish this by acquiring companies with a profitable base of annualized revenue in the $2-10 million dollar range. Management believes that there are in excess of 10,000 potential acquisition target companies in the industry. Management intends to acquire approximately 6 to 8 sanitary supply distributors with estimated gross revenues of $15,000,000 to $25,000,000 and combined pre-tax profits of approximately $2,500,000. Management attempts to screen acquisition targets so that their net pre-tax profits are at least 10% of gross revenues. Management believes that this series of acquisitions can be completed within the third quarter of 1999, though there can be no assurance that this stage of the program will be completed on time or at all, or that historical results of target Companies will be replicated under Company ownership.

     On June 1, 1999 the Company completed a private offering of $3,000,000 of Units, each unit comprised of a 12.75% Subordinated Promissory Note due April 1, 2002 in the principal amount of $10,000 and 2,400 Common Stock Purchase Warrants. The Warrants are exercisable at any time from six months from their date of issuance to four years from that issue date. Management intends to begin to seek approximately $6,000,000 to $10,000,000 in additional equity financing to finance acquisitions of approximately 8 to 10 additional companies with approximately $30,000,000 in aggregate annual revenues. Based on preliminary discussions with investment banking sources, the Company believes it will conduct an offering of Convertible Preferred Stock to raise this capital. Of course, there can be no assurances that such additional capital will be available on favorable terms or at all.

F.  Corporate Structure, Strategic Planning and Integration of Acquisitions

     The Company intends to maximize the revenue and profitability of its acquired companies through the enhancement of core revenues, reductions in the costs of goods, the emphasis of personalized customer service and the implementation of industry technologies that allow centralized purchasing and supply.

     For the short term following most acquisitions, the acquired companies will be maintained as wholly owned subsidiaries of the Company. Each acquired company will maintain a local manager and, at least initially, retain its name. The Company will attempt to capitalize upon the acquired company's existing market presence and to enhance this image through the affiliation with Enviro-Clean, a recognized national industry leader. Integration of operations and implementation of a "best practices" program will be pursed in a manner that attempts to retain a high percentage of existing accounts, does not burden local operations with excessive overhead, thereby preserving current profitable operations. The Company intends a strong focus on maintaining value-added levels of customer service while attempting to realize the economies of scale larger companies are able to enjoy. The Company will employ a strategy that maintains a competitive edge in appearing as a big player, but maintaining the flexibility and close customer contact/loyalty associated with a smaller distributor.

     The Company then intends to utilize each of its acquired companies as a regional distribution hub to which additional revenues can be added through incremental acquisition of local companies each generating $750,000 to $1,250,000 in annual revenues. Each hub company will be used to centralize purchasing and administrative services such as payroll, insurance and accounting for its region.

     At such time as the Company's aggregate annual revenues are approximately $25 to $35 million and regional hubs are in place, the Company intends to begin the centralization of administrative services, such as legal, accounting, systems integration and implementation, insurance purchasing and auto and truck purchasing. The goal of this stage will be to maximize cost savings and profits. During this phase, the Company will also begin to establish a national, private label brand of products to be sold through the Company's distribution network. This consolidation will help build economies of scale, enable the application of professional management techniques, increase the Company's access to capital and expand its geographic reach. At the same time, local management will typically be retained to maintain relationships and customer intimacy.

     In integrating these businesses, management intends to apply professional management systems and information and communications systems to realize economies of scale, lower costs through centralized purchasing, eliminate duplicative expenditures and focus the Company's operations on maximizing profits. Initially, the Company will seek to achieve higher profit margins through the collective purchasing power acquired. Additionally, the small operators tend to be lifestyle companies, where the application of cost controls and professional management can achieve higher margin benefits as well.

     As the Company grows, broader marketing capabilities can be achieved and technology can be applied. One of the biggest benefits will be the ability to apply technology that previously was unattainable to the small distributors due to the investment required and the nature of the technology. Supply chain management and business intelligence applications such as data warehousing, product profitability, customer analysis, and sales force automation can achieve significant cost savings, but do not cost-effectively scale to a smaller enterprise. Furthermore, the combined resources will also enable the targeting of a broader set of customers due to greater geographic reach and more extensive product line. The ability to offer services will also be enhanced as the resources needed to develop and maintain them can be shared, while the local infrastructure needed to deliver them is still in place. Services to be offered include education and training on product usage and selection, health and safety issues, regulatory issues, same day delivery, and others.

     Subsequently, the Company will seek to realize further economies through vertical integration by acquiring one or more manufacturers of janitorial/sanitary supplies and/or master distributors of such products.

G.  Trademarks

     The Company has no trademarks, patents or other licenses that are material to the conduct of its business.

H.  Research and Development


     The Company has no material research and development expenses.

I.  Employees

     The Company currently employs approximately twenty (20) full-time employees. Four of the Company's drivers and warehousemen are members of various collective bargaining units, with contracts extending to September 1, 2001. The Company has not experienced any work stoppages and believes its relationships with its employees are satisfactory.

J. The costs to the Company of complying with environmental regulations are not material.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

     The Company's only activities in the year ended December 31, 1998 consisted of sales of its securities, the placing of deposits for the NISSCO and Kandel acquisitions and related administrative expenses, including professional fees.

Liquidity and Capital Resources

     The Company's cash and cash equivalents amounted to $109,200 at year end December 31, 1998. At that date notes receivable totaled $21,320 and the Company had advanced deposits of $800,000 for the NISSCO and Kandel acquisitions. The Company's operations are currently cash flow positive. On June 1, 1998 the Company completed a private offering of Units, pursuant to which the Company realized $3,000,000 in gross proceeds.

     The Company currently plans to expend approximately $2,800,000 of the offering proceeds, in the cash component of acquisitions and related expenses of acquisitions prior to August 31, 1999. The Company intends to seek additional equity financing of $6,000,000 to $10,000,000 during 1999 to finance additional acquisitions. Based on its preliminary discussions with investment banking sources, the Company believes it will conduct an offering of Convertible Preferred Stock to raise this capital. Of course, there can be no assurance that such capital will be available on favorable terms or at all.

     The Company expects its capital requirements to increase at least for fiscal 1999 and 2000 as it continues its acquisition program and invests in expanded administrative and sales and marketing infrastructure to support increasing sales volumes. The Company's future liquidity and capital funding requirements will depend on numerous factors, including the extent to which the Company is successful in implementing its acquisition program, the extent to which the Company is able to use its Common Stock or other securities to effect acquisitions and thereby preserve cash, the extent to which the Company is able to bring about economies of scale in purchasing and distribution costs and timing of expansion of sales, marketing and manufacturing activities, facilities expansion and competition.

     The Company believes that its available cash and any future cash raised will be sufficient to satisfy its funding needs for at least the next six (6) months. Thereafter, the Company will be required to sell additional equity or debt securities and obtain additional credit facilities in order to finance the growth called for in the Company's business plan. There can be no assurance that such financing will be available on satisfactory terms, if at all.

Item 3.     Description of Property.
            -----------------------

(a) The Company's executive offices are located at premises owned by NISSCO's former shareholder at 14848 Old U.S. 41, # 13 Sunburst Center, Naples, FL 34110. The Company also maintains offices at Kandel at 211 Park Avenue, Hicksville, NY 11801. At this time the Company does not pay rent at either location. NISSCO and Kandel currently lease their properties from the former shareholders of the respective companies, at rates the Company believes are at least as favorable as market terms. Combined rent expense for NISSCO and Kandel is estimated at $47,862 for the calendar year 1999.

(b) The Company does not invest in real estate, other than as incident to its business.

Item 4.     Security Ownership of Certain Beneficial Owners and Management.
            --------------------------------------------------------------

(a)  Security Ownership of Certain Beneficial Owners

     The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Company outstanding, as of the date hereof.

NAME AND                                    AMOUNT AND
ADDRESS OF                                   NATURE OF
BENEFICIAL OWNER                        BENEFICIAL OWNERSHIP          % OF CLASS
----------------                        --------------------          ----------
Richard Kandel
c/o Enviro-Clean of America, Inc.           3,275,000/1/                63.1%
211 Park Avenue
Hicksville, NY


Thomas B. Haines
c/o Enviro-Clean of America, Inc.            1,000,000/(2)/             20.2%
211 Park Avenue
Hicksville, NY

(b) Security Ownership of Management

   The number of shares of Common Stock of the Company owned by the directors and executive officers of the
Company is as follows:

 NAME  AND                                         AMOUNT AND
ADDRESS OF                                          NATURE OF
BENEFICIAL OWNER                               BENEFICIAL OWNERSHIP                  % OF CLASS
----------------                          -----------------------------------        ----------
Richard Kandel                            2,275,000   (Direct)                          63.1%
                                          1,000,000   (Pursuant to conversion
                                                      rights of Series A
                                                      Preferred Shares)

Thomas B. Haines/2/                       1,000,000/2/                                  20.2%

Steven C. Etra                               70,000   (Reserved for issuance             5.0%
                                                      pursuant to conversion
                                                      of Series E Shares)
                                             25,000   (Reserved for issuance
                                                      pursuant to options
                                                      held by a company
                                                      controlled by Mr. Etra
                                            125,000   (Reserved for issuance
                                                      pursuant to options
                                                      held by Mr. Etra)

Robert W. Moehler                            25,000   (Reserved for issuance            (less than 1%)
                                                      under options)
Randall K. Davis                            100,000   (Direct)                          2.4%

All officers and Directors as a Group     4,520,000

_________________________________

     /1/ Includes 2,275,000 shares owned directly and 1,000,000 shares issuable pursuant to conversion rights of Series A Preferred Shares.

     /2/ Includes 750,000 shares to be paid to Mr. Haines in connection with the acquisition of NISSCO.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
         ------------------------------------------------------------

     Following is biographical information regarding the executive officers and directors of the Company. Directors of the Company serve for a term of one year or until their successors are elected. Executive officers are appointed by, and serve at the pleasure of, the Board.

     The executive officers and directors of the Company are:

Name                              Age             Position
Thomas B. Haines                  53              Chairman and a Director
Richard Kandel                    46              President and a Director
Randall K. Davis                  36              Vice President-Operations
Steven C. Etra                    49              Director
Robert W. Moehler                 34              Director


Thomas B. Haines, 53, is the Chairman of the Board and a Director of Enviro-Clean of America, Inc. since January of 1999. He graduated in 1967 from Miami University with a Bachelor of Science Degree. Mr. Haines served in the U. S. Army as a Captain A.B.R. from 1967 to 1972. After his military service Mr. Haines went to work in the family business until such time as Proctor & Gamble recruited him. After his departure from P & G in the mid-1970's, he became the national sales manager for American Home Foods. He later served as the national accounts manager for Mobil Chemical. In 1982 Mr. Haines decided to return to his home in Cincinnati, Ohio to start his first business, the ADPA Group - a national marketing organization for paper distributors. In 1984 he expanded by starting NISSCO Janitorial Group and further expanded in 1987 with the NISSCO Restaurant Group. Mr. Haines purchased the Sunline organization in 1991 and later merged it with the NISSCO Group to become NISSCO/Sunline, Inc. In January of 1999, Mr. Haines sold NISSCO/Sunline to Enviro-Clean of America, Inc.

Richard Kandel, 46, is the President and a Director of Enviro-Clean of America, Inc. since January of 1999. He graduated in 1974 from Michigan State University with a Bachelor of Science Degree. From 1974 until September of 1998, Mr. Kandel was the owner and President of Kandel & Son, Inc., a leading sanitary supply distributor in the New York metropolitan region. In January of 1999, Mr. Kandel sold Kandel & Son, Inc. to Enviro-Clean of America, Inc. Mr. Kandel is also an owner/director of Camp Pontiac LLC, an eight week summer sports camp for over 400 boys and girls. In addition, Mr. Kandel is the founder and chairman of No Small Affair, a New York/Florida based all volunteer organization. This foundation provides events, parties, and outings for thousands of children each year who are homeless and physically and emotionally challenged.

Randall K. Davis, 36, has served as Vice President, Director of Operations of Enviro-Clean of America since March 1999. He graduated from The University of Texas in Austin in 1985 with a Bachelor of Arts Degree with a minor in Finance. Since 1985, Mr. Davis has worked for Davis Family Companies, where he currently serves as President and Chief Executive Officer. The Davis Family Companies consists of Davis manufacturers Company, Sanivac Inc. and Cleaning Ideas Inc. whose headquarters are in San Antonio, Texas. Davis Manufacturing Company is one of the largest manufacturers of commercial cleaning products in South Texas and has been in operation since 1929. Sanivac Inc. is a sanitary supply distributor serving customers throughout San Antonio & South Texas. Cleaning Ideas Inc. is a chain of 12 retail stores focused on marketing cleaning products directly to consumers and small businesses. Mr Davis is also the managing partner of Colnic Investment Corporation that invests in private and publicly traded companies. Mr Davis also serves on the boards of The Texas Manufacturers Assistance Center, Cystic Fibrosis Foundation and Oakwell Farms Association and a member of San Antonio Manufacturers Association, Greater San Antonio Manufacturers Association, Greater San Antonio Chamber of Commerce, National Association of Manufacturers, and International Sanitary Supply Association.

Robert W. Moehler, 34, is Secretary, Treasurer and a Director of Enviro-Clean of America, Inc. since December of 1997. Mr. Moehler has many years of experience with start-up companies and industry consolidations. Mr. Moehler received an MBA degree in Management in 1996 from Amber University in Dallas, Texas. He also received a B.B.A. degree in Finance in 1992 and a B.S. degree in Business Control Systems in 1987 from the University of North Texas in Denton, Texas. From 1987-1989 Mr. Moehler served as a Staff Auditor for Western Union Telegraph Company, Inc. From 1989-1992 he served in various capacities with The Thompson Group, Inc. and Dedicated Care Holding, Inc., a group of companies located in Dallas, Texas, that were involved in providing long-term health care services as well as numerous other related services including therapy, lab and pharmacy. During his employment with these companies, he served as senior accountant from 1989-1990, controller from 1990-1991 and Treasurer from 1991-1992. Since 1992, Mr. Moehler has been self-employed providing business consulting services as well as buying, selling and marketing sports memorabilia. Since November 1995, Mr. Moehler has served as President of MFC Group, Inc., a Nevada based company that provides business-consulting services and actively buys and sell sports memorabilia and historical documents. From January 1996 to January 1997, Mr. Moehler served as Secretary and Treasurer of The Strateia Group, Inc., a Dallas based business-consulting firm and a founder of the Company. In addition, he serves or has served as an officer and/or director of a number of private, development-stage companies, some of which have sought or are seeking listing on the NASD OTC Bulletin Board.

STEVEN C. ETRA, 49, has been the Sales Manager of Manufacturers Corrugated Box Company since 1975, a company owned by Mr. Etra's family for more than seventy-five years. Additionally, Mr. Etra has been a director of Elk Association Funding Company since 1992. Elk (EKFG) is a publicly traded NASDAQ company with an investment portfolio totaling $45 million. Since June 1996 Mr. Etra has also been a director of Gemini Capital, an automobile finance company. Mr. Etra has extensive experience raising capital for emerging growth companies.

Item 6.   Executive Compensation.
          ----------------------

          The Company has entered into an employment agreement with Mr. Kandel and a consulting agreement with Mr. Haines, each for a term of three (3) years including terms and conditions usual and customary for executives in the Company's industry. The annual base compensation for each of Messrs. Haines and Kandel is:

          Thomas B. Haines     $  75,000
          Richard Kandel       $ 100,000

          The Company intends to implement a Stock Option Plan for its executive management in the future, but the terms and conditions of such plan have not yet been determined.

          The Company intends to compensate non-management Directors for their attendance at meetings of the Board of Directors by issuing to them options shares of the Company's Common Stock in lieu of cash, and to reimburse Directors for any out-of-pocket expenses incident to their attendance at such meetings. The number and exercise price of such options has not been determined at this time.

Item 7.   Certain Relationships and Related Transactions.
          ----------------------------------------------

          The Company was founded in December 1997, by The Strateia Group, Inc. ("Strateia"). In consideration of their efforts in founding the Company and developing its initial business plan, Strateia received 250,000 shares. Richard Kandel received 2,300,000 shares for his efforts in developing the Company's business plan and its initial list of acquisition targets. Of Mr. Kandel's shares, 1,500,000 were initially held in the name of the Palmetto Group, Inc. pursuant to certain proposed financing arrangements. When the Company was able to arrange financing on more favorable terms than initially planned the proposed financing was abandoned and 1,475,000 of these shares were returned to Richard Kandel and 25,000 were transferred to Martin W. Enright, counsel to the Company.

          In December 1998, Steven Etra, a Director of the Company invested $175,000 in the Company in exchange for 70,000 shares of the Company's Series E Convertible, Redeemable, Preferred Stock (the "Series E shares"). The Series E Shares, which were created specifically for the purposes of Mr. Etra's investment after negotiation with the Company, (i) have a stated value of $2.50 per share, (ii) pay an annual dividend equal to 3% of the stated value, (iii) are convertible into shares of Common Stock, par value $.001 per share, of the Company at a conversion price of $2.50 per share and (iv) may be redeemed by the Company at any time after December 2000 at a redemption price of $3.50 per Series E Share so redeemed. This conversion price and redemption price are subject to adjustment in the event of recapitalization, stock splits and other enumerated extraordinary corporate events.

          Richard Kandel, President of the Company, was formerly President and the principal stockholder of Kandel and Son, Inc., a principal subsidiary of the Company. Thomas Haines, Chairman of the Company, was formerly Chairman of NISSCO and its NIPPCO division. The terms of the Kandel and NISSCO acquisitions were negotiated between Messrs. Kandel and Haines and the Board of Directors of the Company, which at the time was comprised of Robert Moehler (also currently a Director) and Mary Magourik.

          The Company signed preliminary agreements to acquire all the issued and outstanding capital stock of Kandel in September of 1998 and of NISSCO in October of 1998. Additional negotiations were finalized in January of 1999. Richard Kandel, as sole shareholder of Kandel, has received (i) $810,000 in cash, (ii) a promissory note in the principal amount of $540,000 due January 15, 2001 and bearing interest at a rate of 4% per annum (of which $350,000 has been paid) and (iii) 500,000 shares of Series A Preferred Stock, a class of securities created specifically for the Kandel transaction (the "Series A Shares"). The Series A Shares (i) bear an annual dividend of 4%, (ii) are convertible into shares of Common Stock of the Company at a conversion price of $2.50 per share and are redeemable by the Company at Mr. Kandel's option at a redemption price of $5 per share at any time after January 15, 2001.

          Thomas Haines, as sole shareholder of NISSCO, has received (i) $500,000 in cash and (ii) 250,000 shares of Common Stock. In addition, Mr. Haines is to receive an aggregate of an additional 750,000 shares of Common Stock in equal annual installments of 250,000 on January 15 of 2000, 2001 and 2002. If on January 15, 2002 the average closing bid price of the Company's Common Stock for the ten (10) trading days immediately preceding January 15, 2002 (the "Average Bid Price Per Share") is not at least $5.00 per share, the Company shall issue additional shares of Common Stock to Mr. Haines such that the aggregate value of the shares issued on January 15, 2001 and January 15, 2002, calculated based on the Average Bid Price Per Share, shall be $2,500,000.

          Strateia is a business development and management consulting firm that specializes in initiating consolidation opportunities in fragmented industries. Messrs. Kandel and Haines have invested, and may continue to invest, in opportunities generated by Strateia, other than the Company.

          Steven Etra, a Director of the Company, has entered into a consulting agreement with the Company for a period of two (2) years pursuant to which Mr. Etra receives a monthly fee of $2,000 for financial public relations services including assisting the Company in communicating with investment bankers, financial analysts and potential investors.

Item 8.   Legal Proceedings.
          -----------------

          The Company is not a party to any litigation, nor is it aware of any threatened litigation or similar proceeding that would, if initiated and resolved against the Company have a material adverse effect on the Company, its properties or its prospects.

Item 9.   Market for Common Equity and Related Stockholder Matters.
          --------------------------------------------------------

(a)  Market Information

          The Company's Common Stock was approved for quotation on the NASD OTC Bulletin Board under the symbol "EVCL" and began trading on May 21, 1998. There is currently a limited trading market for the Common Stock. The high and low bid prices for the shares of the Company's Common Stock, as reported by National Quotation Bureau, LLC are listed in the following chart. These prices are between dealers and do not include retail markups, markdowns or other fees and commissions, and may not represent actual transactions.

1998                          High                  Low
May 21 - June 30             $ 3.25                 $ .25

July 1 - September 30          3.75                  1.50

October 1 - December 31        4.25                  2.50

1999

January 1 - March 1          5.625                  3.50


The closing bid price on May 13, 1999 was $4.25.

(b)  Holders

          There were approximately 63 beneficial owners of the Company's Common Stock as of April 30, 1999, after broker inquiry.

(c)  Dividends

          The Company has paid no dividends on its Common Stock to date, nor does it anticipate doing so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon there being sufficient capital and surplus as required by the Nevada Statutes, the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. There can be no assurance that the Company will ever choose to declare such a dividend or that if it did that such funds would be legally available for payment of such dividends.

Item 10.  Recent Sales of Unregistered Securities.
          ---------------------------------------

          The Company was incorporated in December of 1997. At that time, an aggregate of 3,000,000 shares of restricted Common Stock were issued to four founding shareholders, including Richard Kandel (2,300,000) and Strateia (250,000), at a price of One Cent ($.01) per share in reliance upon the exemption for offerings not involving a public offering pursuant to Section 4(2) of the Securities Act and analogous state exemptions for isolated, non-public transactions.

          In December of 1997 and January of 1998, the Company offered and sold an aggregate of 390,000 shares of Common Stock to approximately 44 investors at an offering price of Fifty Cents ($.50) per share, for aggregate offering proceeds of $195,000 in reliance upon the exemption from registration provided by Rule 504 of Regulation D.

          In December of 1998 and January of 1999, the Company sold an aggregate of 300,000 shares of Common Stock to approximately 11 investors, at an offering price of $2.50 per share for aggregate proceeds of $750,000, in reliance upon the exemption from registration provided by Rule 504 of Regulation D.

          In December of 1998, the Company sold 70,000 shares of Series E Preferred Stock to Steven Etra, a Director for the Company, in a negotiated private transaction, for proceeds to the Company of $175,000, in an isolated private transaction in reliance upon the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

          In January of 1999, the Company sold 70,000 shares of restricted Common Stock to a single accredited investor at a price of $2.50 per share for aggregate proceeds to the Company of $175,000. The transaction was effected in reliance upon the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

          In March of 1999, the Company sold an aggregate of 100,000 shares of restricted Common Stock to one private investor at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemptions from registration contained in Section 4(2) and 4(6) of the Securities Act.

          In April of 1999, the Company sold an aggregate of 50,000 shares of restricted Common Stock to Randall Davis, Vice President of the Company at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemptions from registration contained in Section 4(2) and 4(6) of the Securities Act.

          In May of 1999, the Company sold an additional 100,000 shares of restricted Common Stock to the private investor who purchased shares in March of 1999. The May sale was also effected at a price of $2.50 per share for aggregate proceeds of $250,000 in a transaction in reliance upon the exemptions from registration contained in Section 4(2) and 4(6) of the Securities Act.

          In June of 1999, the Company sold an additional 50,000 shares to Mr. Davis at a price of $2.50 per share for aggregate proceeds of $125,000 in a transaction in reliance upon the exemptions from registration contained in
Section 4(2) and 4(6) of the Securities Act.

Item 11.  Description of Securities.
          -------------------------

     Common Stock

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share, of which 4,060,000 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     Holders of Common Stock are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the Common Stock present at a meeting of shareholders will be able to elect all of the directors of the Company and the minority shareholders will not be able to elect a representative to the Company's Board of Directors. Moreover, current shareholders will be able to control the outcome of all matters submitted to the Company's shareholders for approval, including extraordinary transitions such as mergers or sale of all or substantially all the assets of the Company.

     Preferred Stock

     Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine.

     The Company's Board of Directors has authorized its Series A Preferred Shares issued to Richard Kandel in conjunction with the acquisition of Kandel and its Series E Preferred Shares issued to Steven Etra in consideration of his investment of $175,000 in the Company.

     The Series A Shares (i) pay an annual dividend of 4%, (ii) are convertible into Common Stock at a conversion price of $2.50 per share of Common Stock and
(iii) are redeemable by the Company at the option of Mr. Kandel at a redemption price of $5.00 per share, at any time following January 15, 2001.

     The Series E Shares (i) pay an annual dividend of 3%, (ii) are convertible into Common Stock at a conversion price of $2.50 per share of Common Stock and
(iii) may be redeemed at the option of the Company at any time after December 15, 2000 at a redemption price of $3.50 per share.

     The Board could, in the future, authorize and cause the Company to issue up to an additional 4,430,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers as determined by the Board, which could be senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock.

Item 12.  Indemnification of Directors and Officers.
          -----------------------------------------

     Under the Nevada Revised Statutes (the "Statutes"), the Company shall have the power to eliminate the personal liability of the directors and officers of the Company for monetary damages to the fullest extent possible under the Statutes or other applicable law. These provisions eliminate the liability of directors or officers to the Company and its shareholders for monetary damages arising out of any violation of a director of his fiduciary duty of due care.

     Under the Statutes, the Company may, by a majority of its disinterested directors, shareholders, or in some cases by independent legal counsel, indemnify any officer or director against expenses actually and reasonably incurred, if such person acted in good faith in a manner reasonably believed to be in the best interests of the Company, and in the case of any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company may indemnify any officer or director against expenses and amounts actually paid or incurred in settlement not exceeding, in the judgement of the Board of Directors, estimated expenses of litigation. Indemnification and/or advancement of expenses provided by the Statutes are not exclusive and the Company may make any further advancement or payment of expenses. However, no indemnification and/or advancement will be made to any officer or director if such person shall have been adjudged to be liable, unless, upon application and determination of the court that in view of the circumstances in the case, such person is fairly and reasonably entitled to indemnification.

Item 13.  Financial Statements.
          --------------------

     The Company's Consolidated Financial Statements as of December 31, 1998, and for the period from December 9, 1997 (date of inception) to December 31, 1998 and accompanying notes which are an integral part thereof, and the independent auditor's report of Goldstein Golub Kessler LLP, independent certified public accountants, with respect thereto, appear on pages F-1 to F-9 of this Form 10-SB. The Company's Consolidated Financial Statements as of and for the three months ended March 31, 1999, and accompanying notes which are an integral part thereof, appear on pages F-10 to F-14 of this Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

Item 14.  Changes In and Disagreements With Accountants on Accounting and
          ---------------------------------------------------------------
Financial Disclosure.
--------------------

     None.

Item 15.  Financial Statements and Exhibits.
          ---------------------------------

(a) The Company's Consolidated Financial Statements as of December 31, 1998, and for the period from December 9, 1997 (date of inception) to December 31, 1998, and accompanying notes which are an integral part thereof, and the independent auditor's report of Goldstein Golub Kessler & Co. LLP, independent certified public accountants, with respect thereto, appear on pages F-1 to F-9 of this Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

(b) The Company's Consolidated Financial Statements as of and for three months ended March 31, 1999, and accompanying notes which are an integral part thereof, appear on pages F-10 to F-14 of this Form 10-SB. These financial statements are incorporated by reference herein by reference thereto.

(b)   Exhibits

Page           Exhibit                       Description
Number         Number

               2(i) Stock Purchase Agreement among Enviro-Clean of America, Inc., Enviroacq. I Co. and Kandel & Son, Inc. dated as of January 1, 1999

               2(ii) Stock Purchase Agreement among Enviro-Clean of America, Inc. Enviroacq. II Co. and NISSCO/Sunline, Inc. dated as of January 1, 1999

               3(i)        Articles of Incorporation of the Company

               3(ii)       By-laws of the Company

               4(i) Certificate of Designation for the Company's Series A Preferred Shares

               4(ii) Certificate of Designation for the Company's Series E Preferred Shares

               13 The Company's financial statements as of December 31, 1998 and for the period from December 9, 1997 (date of inception) to December 31, 1998 and the Company's financial statements as of and for the three months ended March 31, 1999 are included at pages F-1 to F-9 and F-10 to F-14, respectively.

               21          List of Subsidiaries of the Company

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         ENVIRO-CLEAN OF AMERICA, INC.


                               /s/ Richard Kandel
                         By:______________________________
                               Richard Kandel
                               President


Date: June 17, 1999

ENVIRO-CLEAN OF AMERICA, INC.
AND SUBSIDIARIES
(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)


                                                                        CONTENTS
                                                               December 31, 1998
--------------------------------------------------------------------------------


Independent Auditor's Report                                               1


Consolidated Financial Statements:

   Balance Sheet                                                           2
   Statement of Operations and Accumulated Deficit                         3
   Statement of Cash Flows                                                 4
   Statement of Stockholders' Equity                                       5
   Notes to Consolidated Financial Statements                            6 - 9

INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Enviro-Clean of America, Inc.


We have audited the accompanying consolidated balance sheet of Enviro-Clean of America, Inc. and Subsidiaries (a development stage company) as of December 31, 1998, and the related consolidated statements of operations and accumulated deficit, stockholders' equity, and cash flows for the period from December 9, 1997 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enviro-Clean of America, Inc. and Subsidiaries as of December 31, 1998 and the results of its operations and its cash flows for the period from December 9, 1997 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.



GOLDSTEIN GOLUB KESSLER LLP
New York, New York

April 9, 1999, except for the last paragraph of
Note 7, as to which the date is May 12, 1999

                                        ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                         (a development stage company)

                                                            CONSOLIDATED BALANCE SHEET
======================================================================================

December 31, 1998
--------------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash                                                                       $ 109,200
  Notes receivable                                                              21,320
  Acquisition deposits                                                         800,000
  Prepaid expenses and other current assets                                     44,300
--------------------------------------------------------------------------------------
      TotaL Current Assets                                                     974,820

Property and Equipment - at cost, net of accumulated depreciation of $797        4,849

Deferred Income Tax Asset, net of valuation allowance of $21,000
--------------------------------------------------------------------------------------
      Total Assets                                                           $ 979,669
======================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Notes payable                                                              $  16,000
  Accounts payable and accrued expenses                                         57,356
  Subscriptions received in advance for preferred stock                        175,000
--------------------------------------------------------------------------------------
      Total Current Liabilities                                                248,356
--------------------------------------------------------------------------------------

Stockholders' Equity:
  Common stock - $.001 par value; authorized 20,000,000 shares,
   issued and outstanding 3,690,000 shares                                       3,690
  Additional paid-in capital                                                   879,325
  Deficit accumulated during the development stage                            (151,702)
--------------------------------------------------------------------------------------
      Stockholders' Equity                                                     731,313
--------------------------------------------------------------------------------------
      Total Liabilities and Stockholders' Equity                             $ 979,669
======================================================================================

                                  See Notes to Consolidated Financial Statements

                                        ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                         (a development stage company)

                                                  CONSOLIDATED STATEMENT OF OPERATIONS
                                                               AND ACCUMULATED DEFICIT
======================================================================================

Period From December 9, 1997 (Date of Inception) to December 31, 1998
--------------------------------------------------------------------------------------
General and administrative expenses:
  Professional fees                                                    $    108,047
  Travel and entertainment                                                   22,758
  Other                                                                      20,897
--------------------------------------------------------------------------------------
Net loss                                                               $   (151,702)
======================================================================================

Basic loss per common share                                            $       (.05)
======================================================================================

Weighted-average number of common shares outstanding                      3,204,072
======================================================================================

                                  See Notes to Consolidated Financial Statements

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)
                                  CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

====================================================================================================================================
                                                                                                            Deficit
                                                                                                         Accumulated
                                                                        Common Stock         Additional   During The
                                                                    Number                    Paid-in    Development   Stockholders'
                                                                    Of Shares     Amount      Capital       Stage         Equity
------------------------------------------------------------------------------------------------------------------------------------
Period from December 9, 1997 (date of inception) to December 31,
 1998:

 Issuance of common stock for cash at $.01 per share                3,000,000     $3,000                                 $   3,000

 Issuance of common stock for cash at $.50 per share                  179,000        179     $ 89,321                       89,500

 Issuance of common stock for cash at $.50 per share                  211,000        211      105,289                      105,500

 Issuance of common stock for cash at $2.50 per share                 300,000        300      684,715                      685,015

 Net loss                                                                                                  $(151,702)     (151,702)
------------------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1998                                       3,690,000     $3,690     $879,325      $(151,702)    $ 731,313
====================================================================================================================================

                                  See Notes to Consolidated Financial Statements

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
================================================================================
Period from December 9, 1997 (date of inception) to December 31, 1998
--------------------------------------------------------------------------------

Cash flows from operating activities:
 Net loss                                                          $  (151,702)
 Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization                                          1,547
  Changes in operating assets and liabilities:
   Increase in prepaid expenses and other current assets               (44,300)
   Increase in accounts payable and accrued expenses                    57,356
--------------------------------------------------------------------------------
      Net cash used in operating activities                           (137,099)
--------------------------------------------------------------------------------
Cash flows from investing activities:
 Acquisition deposits                                                 (800,000)
 Purchase of property and equipment                                     (5,646)
 Increase in notes receivable                                          (21,320)
 Organization costs                                                       (750)
--------------------------------------------------------------------------------
      Cash used in investing activities                               (827,716)
--------------------------------------------------------------------------------
Cash flows from financing activities:
 Net proceeds from issuance of common stock                            883,015
 Proceeds from subscriptions received in advance for preferred
 stock                                                                 175,000
 Increase in notes payable                                              16,000
--------------------------------------------------------------------------------
      Cash provided by financing activities                          1,074,015
--------------------------------------------------------------------------------
Net increase in cash and cash and at end of period                 $   109,200
================================================================================


                                  See Notes to Consolidated Financial Statements

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1. PRINCIPAL                  The accompanying consolidated financial statements
   BUSINESS                   include the accounts of Enviro-Clean of America,
   ACTIVITY AND               Inc. and its Subsidiaries (collectively the
   SUMMARY OF                 "Company"). All significant intercompany balances
   SIGNIFICANT                and transactions have been eliminated in
   ACCOUNTING                 consolidation.
   POLICIES:
                              The principal business activity of the Company is the consolidation of companies in the sanitary supply and chemical industry.

                              The Company considers all highly liquid
                              instruments purchased with a maturity of three months or less to be cash equivalents.

                              Property and equipment are recorded at cost.
                              Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment.

                              The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

                              The estimated fair values of the notes receivable and notes payable approximate their carrying amounts due to the short-term nature of the instruments.

                              Earnings per share ("EPS") is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the year. Diluted EPS is not presented since the effect would be antidilutive.

                              Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.


2. ACQUISITION DEPOSITS:      Acquisition deposits consist of deposits paid for
                              companies acquired in January 1999 as follows:

                              Kandel and Sons, Inc.                   $300,000
                              NISSCO/Sunline, Inc.                     500,000
                              --------------------------------------------------

                                                                      $800,000
                              ==================================================


3. PROPERTY AND EQUIPMENT:    Property and equipment, at cost, consists of:

                                                                    Depreciation
                              December 31, 1998                         Period
                              --------------------------------------------------

                              Furniture and fixtures          $2,158   5 years
                              Computer hardware                3,488   3 years
                              --------------------------------------------------
                                                               5,646
                              Less accumulated depreciation      797
                              --------------------------------------------------
                                                              $4,849
                              ==================================================

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

4. INCOME TAXES:          The difference between the income tax provision
                          (benefit) computed at the federal statutory rate and the actual tax provision (benefit) is accounted for as follows:

                          Taxes (benefit) computed at the federal      $(51,000)
                          statutory rate Taxes computed at a rate        30,000
                          below the federal statutory rate Valuation     21,000
                          allowance
                          -----------------------------------------------------
                                                                       $  - 0 -
                          =====================================================

                          The tax effects of loss carryforwards and the valuation allowance that give rise to the deferred income tax asset at December 31, 1998 are as follows:

                          Net operating losses                         $ 21,000
                          Less valuation allowance                      (21,000)
                          -----------------------------------------------------
                                  Deferred income tax asset            $  - 0 -
                          =====================================================

                          As of December 31, 1998, the Company had net operating loss carryforwards available to offset future taxable income of approximately $152,000 which expire through 2013. Between December 1997 and December 1998, the Company completed offerings of securities. Under
                          Section 382 of the Internal Revenue Code, these activities effect an ownership change and thus may severely limit, on an annual basis, the Company's ability to utilize its net operating loss carryforwards. The Company uses the lowest marginal U.S. corporate tax of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through December 31, 1998.

5. STOCKHOLDERS' EQUITY:  In December 1997, the Company received net proceeds of
                          $3,000 from the issuance of 3,000,000 shares of stock to the Company's founders.

                          In December 1997, the Company received net proceeds of $89,500 from the issuance of 179,000 shares of common stock in connection with a private placement.

                          Between January and October 1998, the Company received net proceeds of $790,515 from the issuance 511,000 shares of common stock in connection with private placements.

                          In December 1998, the Company received a subscription to preferred stock in advance in the amount of $175,000.

6. RELATED PARTY          During the period from December 7, 1997 to December
   TRANSACTIONS:          31, 1998, shareholders advanced various amounts to the
                          Company for the payment of expenses. All such amounts were noninterest-bearing and were repaid during the period.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

7. SUBSEQUENT EVENTS:         In 1999, the Company authorized up to 500,000
                              shares of Series A convertible redeemable preferred stock with a par value of $.001 and a stated value of $5 per share. The Series A preferred stock pays cumulative cash dividends of 4% per year. The dividend is payable quarterly in arrears, on the last day of each calendar quarter.
                              The first dividend payment date is June 30, 1999.
                              Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A preferred stock shall be entitled to receive $5 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined. Each share of preferred stock is convertible into shares of common stock at the conversion price of initially
                              $2.50 per share at the option of the holder. On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then applicable
                              Conversion Price. The Company will, at any time after January 15, 2001, have the right to redeem any or all shares of Series A preferred stock for $5 per share plus any unpaid dividends.

                              In 1999, the Company authorized and issued 70,000 shares of Series E convertible redeemable preferred stock with a par value of $.001 and stated value of $2.50 per share. The Series E preferred stock pays cumulative cash dividends of 3% per year. The dividend is payable quarterly in arrears, on the last day of each calendar quarter. The first dividend payment date is June 30, 1999. Upon liquidation, dissolution, or winding up of the Company, the holders of Series E preferred stock shall be entitled to receive $2.50 per share of preferred stock plus any unpaid dividends, prior to any payments or distributions to holders of any junior securities, as defined. Each share of preferred stock is convertible into shares of common stock at the conversion price of initially $2.50 per share at the option of the holder. On the fifth anniversary of the issue date, for each share of preferred stock not previously converted, such share will automatically be convertible into shares of common stock at the then applicable Conversion Price. The Company will, at any time after two years from the issue date, have the right to redeem any or all shares of Series E preferred stock for $3.50 per share plus any unpaid dividends.

                              On January 1, 1999, the Company entered into an agreement to purchase all of the stock of Kandel & Son, Inc. ("Kandel"), a New York-based sanitary supply distribution company. The aggregate purchase price for this acquisition is $3,850,000, consisting of $810,000 in cash, a promissory note in the amount of $540,000 due January 15, 2001 bearing interest at the rate of 4% per year, and 500,000 shares of Series A Preferred Stock.

                              On January 1, 1999, the Company entered into an agreement to purchase all of the stock of NISSCO/Sunline, Inc. ("NISSCO"), a Florida-based company engaged in group marketing of sanitary/janitorial supplies. The aggregate purchase price for this acquisition is $4,375,000, consisting of $500,000 in cash and 1,000,000 shares of the Company's common stock. The common stock will be issued to the seller in installments, as defined in the agreement.

                              Both of these acquisitions will be accounted for as purchases.

                              In January 1999, the Company issued 70,000 shares of common stock for an aggregate price of $175,000.

                                  ENVIRO-CLEAN OF AMERICA, INC. AND SUBSIDIARIES
                                                   (a development stage company)

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                              In March 1999, the Company issued 100,000 shares of common stock for an aggregate price of $250,000.

                              In April 1999, the Company issued 500,000 shares of common stock for an aggregate purchase price of $125,000.

                              In May 1999, the Company issued 100,000 shares of common stock for an aggregate purchase price of $250,000.

                       ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEET
                                     MARCH 31, 1999

                                ASSETS

Currrents assets
 Cash & cash equivalents                       $  501,902
 Accounts receivable                              482,415
 Merchandise Inventory                            140,200
 Prepaid expenses & other                          52,021
                                               ----------
  Total current assets                                           $1,176,538

 Property, Plant & Equipment-At cost              484,571
  Less: Accumulated Depreciation                 (285,863)          198,708
                                                ---------
 Other Assets
  Excess of Cost Over Book Value of
    Subsidiaries                                5,625,439
  Other                                             5,775         5,631,214
                                               ----------        ----------
  TOTAL ASSETS                                                   $7,006,460
                                                                 ==========

                       LIABILITIES & STOCKHOLDERS' EQUITY

 Current Liabilities
  Accounts payable & accrued expenses            $  503,926
  Loans payable                                     111,744
  Current maturities of long-term debt              667,998
                                                -----------
   Total Current Liabilities                                     $1,283,668

 Long Term Liabilities
  Long term debt, less current maturities                           327,684

 Stockholder's equity
  Common stock issued                                 3,860
  Preferred stock                                 2,675,000
  Retained earnings(deficit)                       (197,907)
  Additional paid-in capital                        414,155
  Common stock to be issued                       2,500,000
                                                -----------
   Total stockholders' equity                                     5,395,108
                                                                 ----------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $7,006,460
                                                                 ==========

                 ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999



Net Sales                                                     $ 784,140
Costs of sales                                                  329,721
                                                               --------
Gross profit                                                    454,419
Operating expenses                                              498,445
                                                               --------
(Loss) before income taxes                                      (44,026)
Other income                                                        671
Income taxes                                                      2,850
                                                               ---------
NET (LOSS)                                                    $ (46,205)
                                                               ---------
                                                               ---------

                 ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                       CONSOLIDATED CASH FLOW STATEMENT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999


Cash flows from operating activities:

Net income (Loss)                                                     $ (46,205)

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                         $  155,881
(Increase) decrease in accounts receivable              (261,037)
(Increase) decrease in prepaid expenses                   28,938
(Increase) decrease in inventories                         9,913
Increase (decrease) in accounts payable                  373,831
Increase (decrease) in income taxes payable               20,500
                                                      ----------
Total adjustments                                                       328,026
                                                                      ---------
Net cash provided by operating activities                               281,821

Cash flows from investing activities:

Excess of cost over book value of subs                (4,884,954)

Net cash used by investing activities                                (4,884,954)

Cash flows from financing activities:
Loans receivable                                          21,320)
Increase in notes payable                                416,831
Preferred stock issued                                 2,675,000
Common stock to be issued                              2,500,000
Common stock issued                                          160
Additional paid-in capital received                     (625,624)
                                                      ----------
Net cash provided by financing activities                             4,945,047
                                                                    -----------
Net increase in cash and equivalents                                    341,914

Cash and cash equivalents, beginning                                    159,988
                                                                    -----------
Cash and cash equivalents, Ending                                   $   501,902
                                                                    -----------
                                                                    -----------
Supplemental information:

Cash paid during the period for:
 Interest                                                           $    12,418
                                                                    -----------
                                                                    -----------
 Taxes                                                              $     1,149
                                                                    -----------
                                                                    -----------

                 ENVIRO-CLEAN OF AMERICA, INC. & SUBSIDIARIES
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                                                                             Deficit
                                                                                           Accumulated
                                    Common Stock         Preferred Stock        Additional  During the
                                    Number of            Number of              Paid-in    Developmental Common Stock  Stockholders'
                                    Shares      Amount   Shares       Amount    Capital       Stage      To Be Issued  Equity

Balance at January 1, 1999:         3,690,000   $ 3,690                         $ 879,325  $ (151,702)   $        --   $   731,313

Issuance of common stock for cash
 at $2.50 per share                   170,000       170                           424,830          --                      425,000

Issuance of preferred stock for
 cash at $2.50 per share                             --    70,000     175,000                                              175,000

Issuance of preferred stock in
 connection with acquisition                              500,000   2,500,000    (890,000)                               1,610,000

Common stock to be issued at
 $2.50                              1,000,000                                                              2,500,000     2,500,000

Net Loss                                                                                      (46,205)                     (46,205)
                                    ------------------------------------------------------------------------------------------------
Balance at March 31, 1999           4,860,000   $ 3,860   570,000 $ 2,675,000   $ 414,155  $ (197,907)   $ 2,500,000   $ 5,395,108
                                    ================================================================================================

                 Enviro-Clean of America, Inc. & Subsidiaries
                         Notes to Financial Statements
                                March 31, 1999



NOTE A

     Enviro-Clean of America, Inc. & Subsidiaries is a public company primarily engaged in owning companies in the fields of wholesale and distribution of sanitary maintenance supplies, paper goods and related products. The Company's sales and services are provided to various entities located throughout the United States.



NOTE B

     The numbers in these financial statements are interim numbers. Management deems them not necessarily indicative of the full year.